NEWS RELEASE

Crosshair Begins Class III Cultural Survey at Juniper Ridge Wyoming

August 30, 2012	(NYSE MKT: CXZ) (TSX: CXX)

Crosshair Energy Corporation (NYSE MKT: CXZ) (TSX: CXX) (“Crosshair” or the “Company”) is pleased to announce that it has commissioned a Class III Cultural Survey on the Juniper Ridge Uranium Project, located in south-central Wyoming. This study is one of the prerequisites to obtaining a Source Materials License from the U.S. Nuclear Regulatory Commission (NRC) in order to mine uranium.

The field work for the study is being conducted by the Archeological Laboratory at Augustana College (ALAC) in Sioux Falls, South Dakota, which is a contractor, independent of Crosshair. ALAC has a long history of detailed archeological investigations for the private and public sector in the Northern Great Plains and Intermountain West. ALAC performed similar field work for the Dewey Burdock property in South Dakota, a uranium project that recently received a draft uranium recovery license from the NRC.

Archeologists and technicians from ALAC have begun surveying the Juniper Ridge property to evaluate the number, size, and significance of any historic sites which may be present.  The goals of this survey are to identify any historic sites, evaluate the condition of these sites, and gather information necessary to determine if any sites require preservation or mitigation.  All but one of the known sites are located on the edges of the property and should pose no issues with the continued development of the project. The final survey documents from ALAC will form the basis of subsequent permit decisions by the U.S. Department of Interior Bureau of Land Management (BLM) and the NRC under Section 106 of the National Historic Preservation Act (NHPA).

“This property-wide Class III Cultural Survey is a significant milestone on the path to a Source Materials License and is the first in a number of studies we are working to initiate in order to satisfy the uranium mining permitting and licensing requirements of the State of Wyoming, the NRC and the BLM,” said Tom Bell, Crosshair Energy’s VP and Chief Geologist.

About ALAC

The Archeology Laboratory at Augustana College is a self-sustaining teaching and research entity with offices and laboratory facilities based on the campus of Augustana College in Sioux Falls, South Dakota. For more than 30 years, the Archeology Laboratory has been involved in archeological, paleoenvironmental, ethnohistorical, architectural and historical/oral historical studies and museum consulting in the Great Plains Region and its peripheries. The Laboratory undertakes research and contract work and collaborates closely with scientists from around the world.

About Crosshair

Crosshair is a prominent player in the exploration and development of uranium and vanadium projects in the US and Canada. Its Bootheel and Juniper Ridge projects have established resources and are located in uranium mining friendly Wyoming.  Bootheel has the potential to be mined using in-situ recovery methods while Juniper Ridge appears to be suitable for an open-pit heap leach operation. The CMB Uranium/Vanadium Project is located in Labrador, Canada and has four currently defined resources - C Zone, Area 1, Armstrong and Two Time Zone.  The Crosshair team is composed of knowledgeable and experienced professionals with global experience in exploration, mining and corporate finance that are committed to operating in an environmentally responsible manner.

Mark Ludwig, P.E., President and CEO of Crosshair and a Qualified Person as defined by National Instrument 43-101, has reviewed and approved the technical information contained in this news release.

Additional information about the Juniper Ridge Project can be found in the technical report filed on SEDAR at www.sedar.com entitled: “Juniper Ridge Uranium Project, Carbon County, Wyoming, USA, 43-101 Mineral Resource Technical Report” dated February 21, 2012. For more information on Crosshair and its properties, please visit the website at www.crosshairenergy.com.

ON BEHALF OF THE CROSSHAIR BOARD

"Mark J. Morabito"

EXECUTIVE CHAIRMAN

T: 604-681-8030
F: 604-681-8039
E: info@crosshairenergy.com
www.crosshairenergy.com

For Investor Relations, please call:
Bevo Beaven
720-932-8300

Cautionary Note Regarding Forward-Looking Information
Information set forth in this news release may involve forward-looking statements under applicable securities laws. Forward-looking statements are statements that relate to future, not past, events. In this context, forward-looking statements often address expected future business and financial performance, and often contain words such as "anticipate", "believe", "plan", "estimate", "expect", and "intend", statements that an action or event "may", "might", "could", "should", or "will" be taken or occur, or other similar expressions. Forward-looking statements or information relate to, among other things the details of the study, regulatory permits, the goals and expected results of the study and the exploration potential of the Company's properties. By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following risks: the risks associated with outstanding litigation, if any; risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in uranium and other commodity prices; title matters; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters with certain other projects; the absence of dividends; competition; dilution; the volatility of our common share price and volume; tax consequences to U.S. shareholders and other risks and uncertainties, including those described in the Risk Factors section in the Company’s Annual Report on Form 20-F for the financial year ended April 30, 2012 filed with the Canadian Securities Administrators and available at www.sedar.com. Forward-looking statements are made based on management's beliefs, estimates and opinions on the date that statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change, except as required by law. Investors are cautioned against attributing undue certainty to forward-looking statements.